[GRAPHIC OMITTED] Ahold

                                                                   PRESS RELEASE

ALBERT HEIJN AND SCHUITEMA TO ACQUIRE 29 KONMAR STORES

Amsterdam, the Netherlands, May 31, 2006 - Ahold today announced that its operating company Albert Heijn has entered into an asset purchase agreement to acquire 23 Konmar stores from Laurus Nederland B.V., of which three franchise stores. Ahold's consolidated subsidiary Schuitema will acquire another six Konmar stores, including one franchise store.

Albert Heijn and Schuitema will pay Laurus a combined price of euro 110 million in cash for the stores, which will be renovated and converted into Albert Heijn and C1000 stores after the transaction is finalized.

Albert Heijn and Schuitema will assume store-related inventory, certain receivables and existing lease agreements. The inventory and certain receivables are not included in the purchase price.

The sale is subject to certain conditions, including works council, landlord and Laurus shareholder approval. Konmar store employees involved will transfer to the new owners. The final transfer of the stores to Albert Heijn and Schuitema is subject to regulatory approval.

The transaction, expected to close in the fourth quarter of the year, is an opportunity for Albert Heijn and Schuitema to acquire large stores in prominent locations in the Netherlands. The acquisition is in line with the strategy of growing businesses in key markets through selective acquisitions.


Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected acquisition of stores and related assets by Albert Heijn and by Schuitema and the timing thereof, the expected purchase price for the stores, plans to renovate and convert the acquired stores, plans to transfer Konmar employees involved to the new owners and plans for growth in Ahold's key markets. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unexpected delays in the completion of the acquisition, inability to satisfy any closing conditions to such acquisition, including works council and Laurus shareholder approval, any actions or inactions of government regulators and other third parties, any inability to further develop or delays in further development in key markets and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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